CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
1

1.1           Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the amended and restated audited financial statements of Continental Minerals Corporation ("Continental" or the "Company") for the year ended December 31, 2005, filed on www.sedar.com on August 24, 2006.

On the consolidated balance sheet as at December 31, 2005 as filed in the amended and restated audited financial statements for the year ended December 31, 2005, mineral property interests was amended to $1,903,525 from $999,006 and non-controlling interest was amended to $944,880 from $40,361, as previously disclosed.

All other financial and other information in the originally filed Management’s Discussion and Analysis for the reported periods, remain unchanged. Except where specifically noted to the contrary, this Management’s Discussion and Analysis does not reflect events occurring after the filing of the original Management’s Discussion and Analysis, or modify or update the disclosure therein in any way other than as required to reflect the amendments set forth herein.

This MD&A is prepared as of April 21, 2006. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.

1.2            Overview

Continental is focused on exploring and developing mineral projects in the People’s Republic of China (“China”).

In 2004, Continental signed an option agreement with China NetTV Holdings Inc., subsequently renamed Great China Mining, Inc. (“Great China Mining”) to acquire up to a 60% interest in the Xietongmen Copper-Gold Property in Tibet, China. A drilling program was initiated on the Xietongmen property at the end of the first quarter of 2005. To December 31, 2005, Continental had completed 63 drill holes and outlined a new porphyry copper-gold deposit.

The results from drilling demonstrate a strong continuity to the mineralization in the Xietongmen deposit, as well as a good correlation between copper and gold values and relatively high grades for the deposit type. A preliminary estimate of the Xietongmen mineral resources were announced in February 2006. The initial estimate of the mineral resources, at a 0.5% copper equivalent cut-off, includes:

  Measured resources of 106 million tonnes grading 0.49% copper and 0.73 g/t gold (0.91% copper-equivalent), containing 2.49 million ounces of gold and 1.15 billion pounds of copper; plus

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
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  Inferred resources of 29 million tonnes grading 0.43% copper and 0.59 g/t gold (0.78% copper- equivalent), containing 550,000 ounces of gold and 273 million pounds of copper.

Based on the success of the 2005 program, the Company has initiated a comprehensive program in 2006. The program includes delineation drilling of the Xietongmen deposit, exploration drilling of several other target areas on the property, and extensive engineering, environmental and socio-economic baseline studies designed to collect the necessary information for a feasibility study, and Environmental and Socio-Economic Impact Assessments for permit applications in 2007. Work began at site in February 2006.

As part of its commitment to responsible mineral development, Continental is conducting a community engagement program. The Xietongmen community engagement program is designed to establish an active dialogue with local residents in the Tibetan villages and with the various authorities in the region. The goal is to ensure that the activities provide direct, tangible benefits for local residents and communities in a manner that respects local socio-economic priorities and incorporates a high standard of environmental management. During the early exploration stage, the program has provided employment opportunities for local residents and assisted a community school to acquire operating resources. The community engagement program will be expanded in 2006.

In January 2006, Continental announced the appointment of Gerald S. Panneton as President and CEO of the Company. Involved in exploration and mining projects in Canada and internationally for the past 25 years, Mr. Panneton worked with companies such as Vior-Mazarin Group, Placer Dome Exploration, and Lac Minerals prior to becoming Canadian Exploration Manager for Barrick Gold in 1994. Later, as a member of Barrick’s evaluations and acquisitions team, Mr. Panneton was instrumental in the acquisition of Pangea Goldfields, a Canadian company with Tanzanian assets, and he played a key role in advancing the Tulawaka Project in Tanzania through feasibility and permitting.

In December 2005, the Company completed the necessary expenditures to acquire 50% of the shares of Highland Mining Inc. (“Highland”) which, in turn, owns 100% of the Wholly Foreign Owned Enterprise (“WFOE”) in China, Tibet Tian Yuan Minerals Exploration Ltd. (“Tian Yuan”), which holds 100% of the Xietongmen Property.

In April 2006, the Company entered into agreements with holders of approximately 67% of the common shares of Great China Mining, who have agreed to support a merger of Great China Mining with the Company. Completion of the merger is subject to a number of conditions including the execution of definitive merger documentation, and shareholders and regulatory approvals.

Property Agreements

In February 2004, Continental announced that it had reached an interim agreement (the “Property Option Agreement”) with China NetTV Holdings Inc. (subsequently renamed Great China Mining, Inc.), pursuant to which the Company had acquired the right, subject to TSX Venture Exchange approval, to earn up to a 60% interest in Great China Mining’s Xietongmen copper-gold property. The Company received TSX Venture Exchange acceptance of the basic transaction terms for the Xietongmen Property in May 2004.

In November 2004, the Company signed a formal agreement (the “Preliminary Option Agreement”). Under the Preliminary Option Agreement, the Company obtained options to acquire up to 60% of the shares of Highland, the British Virgin Islands parent company of Tian Yuan.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
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In December 2004, the formal agreement (the “Option Agreement”) was finalized and received Canadian and Chinese provincial and central regulatory approvals.

As of December 2005, Continental had spent a cumulative total of US$6.3 million. The Company has now acquired an initial 50% interest in Highland ("Option One") by:

(a)	making initial option payments, totaling US$2 million, and comprising:

	(i)	US$1.2 million upon receipt of regulatory approvals ($1,435,292 which was paid in December 2004) and the

	(ii)	US$0.8 million balance within one year ($944,880 which was paid in December 2005); and

(b)

funding Highland to conduct a US$5 million exploration program on the Xietongmen Project. Of this, exploration expenditures of US$3 million were to be funded by November 10, 2005, with a further US$3 million of exploration expenditures to be funded prior to November 10, 2006.

The Company could increase its interest in Highland to 60% ("Option Two") by funding a further US$3 million in exploration expenditures on the Xietongmen Property within the ensuing year, which was achieved in April 2006. Such expenditures are currently under review by Great China Mining.

Upon payment of the US$1.2 million in December 2004, the Company received 500,000 common shares of Highland, representing 50% of the share capital of Highland. These common shares were pledged to the founding shareholders of Highland so that they could be transferred to the founding shareholders of Highland for US$1 in the event the Company did not complete its obligations under Option One. In December 2005, the Company completed its obligations under Option One and acquired 50% of the common shares of Highland. The pledged shares were released to the Company.

Under the Option Agreement, the Company is the operator and is to manage Highland and Tian Yuan during the option period. Upon completion of Option One, or if the Company has chosen to exercise the second option, the completion of Option Two, further equity and/or loan funding of Highland are to be proportional to the interests held in the project, with a proportionate reduction in the shareholdings of any shareholder which fails to match the funding of the others.

In December 2004, a Highland Shareholders Agreement was executed as required under the Formal Agreement. Under the Highland Shareholders Agreement, if the other parties’ shareholdings in Highland fall below 15%, those parties may elect to convert their holdings to an entitlement of 12.5% of the after pay-back net profit of Highland.

In April 2006, the Company entered into agreements with holders of approximately 67% of the common shares of Great China Mining, who have agreed to support a merger of Great China Mining with the Company. Completion of the merger is subject to a number of conditions including the execution of definitive merger documentation, and shareholders and regulatory approvals.

Property Activities

The 1,290-hectare Xietongmen Property is located approximately 260 kilometres west of Lhasa, the major city in Tibet.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
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The property hosts porphyry copper and gold mineralization within a four kilometre long alteration zone. This zone was initially probed by Great China Mining in 2003 in two drill holes, spaced approximately 250 metres apart. The two holes returned long intersections with excellent copper and gold grades.

Continental commenced a grid drilling program in April 2005, designed to systematically delineate the copper-gold mineralization on the property by infilling between and stepping out from the two 2003 holes.

Results of an initial resource estimate were announced subsequent to year end in February 2006, and are tabulated below. The initial resource estimate demonstrates that Xietongmen is a significant porphyry copper-gold deposit with high copper and gold grades. The deposit remains open in all directions - in particular, to the north, east and south – so there is excellent potential to expand the mineral resource.

MEASURED MINERAL RESOURCES1

Cut-off CuEQ %	Tonnes Millions	Cu %	Au g/t	CuEQ[2] %	Contained Cu Millions lb	Contained Au Millions oz
0.30	130.7	0.44	0.65	0.81	1,268	2.73
0.50[3]	106.3	0.49	0.73	0.91	1,148	2.49
0.70	79.7	0.54	0.81	1.01	948	2.07

INFERRED MINERAL RESOURCES1

Cut-off CuEQ %	Tonnes Millions	Cu %	Au g/t	CuEQ[2] %	Contained Cu Millions lb	Contained Au Millions oz
0.30	41.2	0.37	0.50	0.66	336	0.66
0.50[3]	28.8	0.43	0.59	0.78	273	0.55
0.70	16.2	0.50	0.71	0.91	179	0.37

Note 1	By prescribed definition, “Mineral Resources” do not have demonstrated economic viability.
Note 2

Copper and gold equivalent calculations use metal prices of US$1.00/lb for copper and US$400/oz for gold. Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend on the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 12.86/22.046)

Note 3	A 0.50% CuEQ cut-off is considered to be appropriate at this time, but is subject to completion of a feasibility study.

The resource estimate is based on drill core assay results from 62 vertical holes (21,000 metres) drilled at a 50-metre spacing over an area of approximately 900 metres northwest-southeast by 400 metres northeast-southwest. The maximum thickness of the mineralized interval is 250 metres, and the average thickness is 200 metres. There is strong continuity to the mineralization both laterally and vertically within the deposit.

The resource estimate was prepared by Continental staff and audited by the technical staff of Wardrop Engineering. The resource was estimated using ordinary kriging, employing a cut of top values to 5 g/t for gold and 2.0% for copper. A technical report by Andrew Nichols, P.Eng., and Gregory Mosher, P.Geo., independent Qualified Persons as defined by Canadian regulatory rule NI 43-101, is available on www.sedar.com.

Preliminary Engineering Studies

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
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Infrastructure

The Xietongmen project is well located for development. A paved highway and hydro-generated electric transmission lines pass near the southern end of the property. The highway provides direct access to the city of Rikaze (population 100,000), approximately 53 kilometres to the east, where fuel, food, lodging and office facilities are available. In addition, a cement plant is located on the highway into Rikaze, some 40 kilometres from the Project site. Other supplies, heavy equipment, equipment operators and vehicles are readily obtainable also in Rikaze or in Lhasa, a drive of less than four hours from Rikaze. A railway was completed to Lhasa in late 2005, which connects to multiple copper smelters and other industrial centres located throughout China. Construction of a railway extension from Lhasa to Rikaze has also been initiated by the Chinese government, with expected completion in 2010.

Metallurgy

Initial tests were performed, under the supervision of Wardrop metallurgist John Huang, Ph.D., on five different mineralization samples from the Xietongmen deposit to provide a preliminary understanding of the potential processing methods and results. Analysis and testing took place at the Process Research Associates Ltd. (“PRA”) facilities in Vancouver, British Columbia. The results were reviewed for Wardrop by Richard May, P.Eng.

The Xietongmen porphyry copper-gold deposit is comprised of continuous mineralization hosted largely by volcanic rocks. Mineralization is broken down into three zones: oxide, supergene (enriched copper) and hypogene (primary copper) with average thicknesses of 20 metres, 40 metres and +200 metres, respectively. Three samples were taken from the hypogene zone – lower, middle and upper - and one each from the supergene and oxide zones in the deposit. Copper head grade assays gave an average of 0.56% copper for the hypogene samples; 1.50% for the supergene sample; and 0.17% for the oxide sample. Gold contents range from 1.0 g/t for the lower hypogene sample to 0.7 g/t for the oxide sample.

Results of metallurgical scoping tests are encouraging, showing that both the hypogene and supergene can be floated at relatively coarse primary grinds (80% passing 150 microns). On average, rougher flotation at that size recovered 93.4% copper and 82.7% gold from the hypogene composite and 90.6% copper and 75.4% gold from the supergene sample. Further optimization is required on the supergene sample. It is anticipated that the grades of the flotation concentrates are likely to reach 25% copper, or better. Initial Bond ball mill tests for samples from the supergene and hypogene gave work indices of 12.1 and 14.6 kilowatt-hour/tonne, respectively. Additional work is required to fully assess gold recovery.

Resource and Open Pit Model

A preliminary pit design was developed by Wardrop in late 2005 and this was updated by qualified person P. Beaudoin, P.Eng., based on the subsequent February 2006 resource model. It is anticipated that the deposit will have a low strip ratio of between 1.25 -2.0 tonnes of non-mineralized rock for 1.0 tonne of mineralized rock.

Plans for 2006

The objectives of the 2006 program are to fully assess the resource potential of the project and initiate programs for a feasibility study and environmental and social impact assessments. These studies are required to bring the Xietongmen Project to the next stage of its development, a Mining License status. The studies are targeted for completion in 2007.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
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The Xietongmen deposit remains open to the north, south and east, so there is excellent potential to increase the current resources. Approximately 22,000 metres of drilling is planned using up to ten drill rigs to delineate the deposit. Drilling is currently underway with seven rigs on site.

Surface exploration in 2005 outlined several anomalous areas elsewhere on the property that need to be drill tested. A ground magnetic survey took place early in 2006 to better define the underlying geology and various areas of mineralization and drilling is planned to test these geophysical and copper-gold anomalies later this year.

Extensive engineering studies have also been initiated. Approximately 8,000 metres of drilling will be directed toward collecting data to support these studies. Some holes will be drilled to provide additional samples to complete metallurgical test work, and others will be directed toward assessing the geotechnical and hydrological characteristics of the deposit and site for mine and infrastructure planning.

A systematic program of metallurgical sampling to evaluate the deposit in greater detail was initiated in February. A total of 74 composite samples are currently being collected.

Ensuring that the project proceeds in a manner that respects local socio-economic priorities, incorporates a high standard of environmental management and provides direct tangible benefits to local communities are key objectives of the programs at Xietongmen. These principles will guide on-the-ground programs and development of environmental and social impact assessments.

The community engagement program will be expanded along with the other project activities in 2006. Formal baseline socio-economic and environmental studies will be in progress, and one priority is to train local people to assist with data collection. Longer term plans are also being developed, in conjunction with local and national agencies, to assess and develop the skills of the local people. This would include broadening their understanding of the mine development process, assessing their interest in employment opportunities at the potential operation or in other local services, and initiating the necessary educational programs.

Market Trends

Copper prices have been increasing since late 2003. Copper prices averaged US$1.30/lb in 2004 and have averaged US$1.59/lb in 2005. Copper prices have continued to increase in 2006, reaching over US$3.20/lb in April 2006.

Gold prices have been increasing over the past two years, and this uptrend has accelerated since September 2005. Overall, the gold price increased from US$410/oz in 2004 to US$445/oz in 2005. The gold price has also increased in 2006, reaching over US$600/oz in April 2006.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
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1.3            Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

	As at December 31
	2005	2004	2003
Balance Sheet	(restated)
Current assets	$4,418,821	$7,504,356	$2,980,415
Other assets	2,035,766	1	1
Total assets	6,454,587	7,504,357	2,980,416

Current liabilities	500,346	354,239	169,290
Non-controlling interest	944,880	–	–
Shareholders’ equity	5,009,361	7,150,118	2,811,126
Total shareholders’ equity & liabilities	6,454,587	7,504,357	2,980,416

Working capital	$3,918,475	$7,150,117	$2,811,125

	Year ended December 31

Operations	2005	2004	2003
Conference and travel	$277,471	$50,917	$29,267
Exploration (excluding stock-based compensation)	6,113,320	2,139,062	–
Foreign exchange	153,176	148,910	–
Insurance	99,614	78,654	33,027
Interest income	(142,887)	(119,588))	(5,754)
Legal, accounting and audit	294,393	433,670	25,478
Office and administration (excl stock-based compensation )	730,431	358,634	102,634
Shareholder communications	197,350	46,339	14,701
Trust and filing	42,598	26,724	46,018
	7,765,466	3,163,322	245,371
Stock-based compensation	815,321	2,435,995	352,854
Loss for the period	$8,580,787	$5,599,317	$598,225

Basic and diluted loss per share	$(0.22)	$(0.17)	$(0.03)

Weighted average number of common shares outstanding	39,516,486	32,592,964	20,906,714

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
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1.4            Results of Operations

The net loss for the year ended December 31, 2005 increased to $8,580,787, compared to a net loss of $5,599,317 in 2004 (2003 – $598,225). The increase was primarily due to the exploration expenditures on the Xietongmen property. The total net loss was comprised of exploration expenditure of $6,343,844 (2004 – 3,372,732; 2003 – nil) and administrative expenses of $2,236,943 (2003 – $2,226,585; 2003 – $598,225).

The exploration expenditures of $6,343,844 included costs for exploration of $6,113,320 and stock-based compensation of $230,524. The main exploration expenditures during the year were $601,687 for assays and analysis, $2,909,216 for drilling, $47,143 for engineering, $60,863 for equipment rental and leases, $928,463 for geological, $927,943 for site activities, $248,432 for socioeconomic, and $329,034 for transportation.

The main administrative costs during the year were for salaries, insurance, office and administration, and legal, accounting and audit fees. Conference and travel expenses increased to $277,471, compared to $50,917 in 2004 (2003 - $29,267). Insurance expenses increased to $99,614 from $78,654 in 2004 (2003 – $33,027). Salaries, office and administration costs increased to $730,431, compared to $358,634 in 2003 (2003 – $102,634). Trust and filing fees increased to $42,598, compared to $26,724 in 2004 (2003 – $46,018). In contrast, Legal, accounting and audit expenses decreased to $294,393 in 2005, compared to $433,670 in 2004 (2003 – $25,478). Included in the total administrative costs was stock-based compensation expense of $584,797, compared to $1,202,325 in 2004.

Interest income increased to $142,887 in 2005, compared to $119,588 in 2004. This was due to higher cash balance held by the Company in the first half of 2005, which had resulted from a private placement of $7 million in July 2004.

Stock-based compensation of $815,321 was charged to operations during the fiscal year 2005, compared to $2,435,995 in 2004 (2003 – 352,854). The significant decrease in stock-based compensation expense was primarily related to a grant to non-employees in 2004.

The consolidated financial statements as at December 31, 2005 have been amended and restated to increase the amount value assigned to non-controlling interest and mineral property interests recorded by $904,519 as a result of the acquisition of 50% of Highland Mining Corporation by $904,519, which amendment reflects the non-controlling interest at their fair value, instead of at the book value of the assets acquired as previously recorded, at the date the Company became the primary beneficiary, in order to comply with the provisions of AcG-15 on variable interest entities. This restatement had no impact on working capital, the schedule of shareholders’ equity or on any amounts or totals reported in the statements of operations, deficit or cash flows or in the schedule of exploration expenses.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
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1.5            Summary of Quarterly Results

The following summary is presented in thousands of Canadian dollars except per shares amount.

	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2005	2005	2005	2005	2004	2004	2004	2004
	(restated)

Current assets	$4,419	$5,598	$6,234	$6,691	$7,504	$9,032	$9,122	$2,924
Other assets	2,036	110	13	–	–	–	–	–
Total assets	6,455	5,708	6,247	6,691	7,504	9,032	9,122	2,924

Current liabilities	500	959	1,240	224	354	58	237	121
Non-controlling interest	945	–	–	–	–	–	–	–
Shareholders’ equity	5,009	4,749	5,007	6,467	7,150	8,974	8,885	2,803
Total shareholders’ equity
and liabilities	6,455	5,708	6,247	6,691	7,504	9,032	9,122	2,924

Working capital	3,918	4,639	4,994	6,467	7,150	8,974	8,885	2,803

Expenses:
Exploration	2,246	1,835	1,525	507	1,679	177	193	90
Conference and travel	210	32	31	4	51	–	–	–
Legal, accounting and
audit	100	48	89	58	162	141	84	47
Office and administration	308	194	197	131	138	142	104	53
Project investigation	(21)	–	21	–	–	–	–	–
Shareholder
communications	76	45	49	28	21	3	18	4
Trust and filing	5	7	21	9	2	2	16	7
Interest income	(31)	(33)	(40)	(39)	(50)	(38)	(14)	(18)
Foreign exchange loss
(gain)	179	(10)	(14)	(3)	61	54	34	–
Subtotal	3,072	2,118	1,879	695	2,064	481	435	183
Stock-based compensation	288	148	149	230	596	433	675	732
Loss for the period	$3,360	$2,266	$2,028	$925	$2,660	$914	$1,110	$915

Basic and diluted loss per
share	$(0.08)	$(0.06)	$(0.05)	$(0.03)	$(0.07)	$(0.03)	$(0.04)	$(0.03)

Weighted average number of
common shares outstanding
(thousands)	42,733	39,760	37,796	32,602	37,467	36,172	29,533	27,107

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
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1.6            Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company had working capital of approximately $3.9 million as at December 31, 2005, compared to $7.2 million as at December 31, 2004. The Company's working capital may be insufficient to fund its known commitments as the Company has chosen to proceed on its exploration program at the Xietongmen project. Consequently, the Company will need to raise additional funds for such expenditures.

The Company received approximately $5.6 million in net proceeds from the exercise of options and warrants during 2005.

The changes in non-cash working capital items reflect an increase in accounts receivable and accounts payable and accrued liabilities due to the increased activity level of the Company.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations related to the exercise of the first option under the Option Agreement.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7            Capital Resources

In July 2004, the Company completed a private placement of 7,000,000 units at a price of $1.00 per unit for gross proceeds of $7 million. Each unit was comprised of one common share and one share purchase warrant exercisable into one common share at $1.05 until July 12, 2006. In 2005, 1,360,000 of the warrants were exercised. The warrants are subject to a 45 day accelerated expiry upon notice by the Company, if the shares trade at or above $2.10 for 10 consecutive trading days.

The Company had no commitments for capital expenditures as of December 31, 2005.

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

1.8            Off-Balance Sheet Arrangements

In October 2001, the Company completed an arrangement agreement with Taseko Mines Limited ("Taseko") and its subsidiary Gibraltar Mines Ltd. ("Gibraltar"), which are British Columbia companies with certain management and directors in common with the Company. Under the terms of the arrangement agreement, among other things, the Company (a) transferred its interest in the Harmony

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2005
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Gold Property to Gibraltar for $2.23 million cash and 12,483,916 series A non-voting redeemable preferred shares in the capital of Gibraltar into common shares of Taseko, and (b) reorganized its share capital so that each common shareholder of the Company received in exchange for each ten common shares, one new common share of the Company plus ten non-voting, redeemable preferred shares of the Company. This is more fully described in the notes to the accompanying financial statements.

Gibraltar is obligated to redeem the series A preferred shares under certain conditions, notably the sale of all or substantially all (80%) of the Harmony Gold Property (excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar’s interest in the Harmony Gold Property), or upon the commencement of commercial production at the Harmony Gold Property (an “HP Realization Event”). Upon the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares (“Taseko Shares”) equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. At December 31, 2005, the conversion rate was $4.64 per Taseko Share. This is more fully described in the notes to the accompanying financial statements.

1.9            Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of the Company. Continental reimburses HDI on a full cost-recovery basis.

Costs for services rendered by HDI to the Company increased to $1,296,586 in 2005, compared to $381,076 in 2004.

1.10           Fourth Quarter

Excluding stock-based compensation, the loss for the fourth quarter increased to $3,072,536 compared to a loss of $2,118,321 in the third quarter of the year. The increase was primarily due to the exploration activities on the Xietongmen property.

The exploration expenditure was $2,245,964 in the fourth quarter, compared to $1,835,339 in the third quarter.

Compared to the third quarter, administrative expenses increased to $820,297 from $288,854. Of the administrative expenses, conference and travel expenses increased to $210,495 from $31,548. Legal, accounting and audit expenses increased to $100,189 from $47,923, office and administration expenses increased to $308,207 from $193,565, shareholder communications expenses increased to $75,801 from $45,195 in the fourth quarter of the fiscal year.

Stock-based compensation of $289,256 was charged to operations during the fourth quarter, compared to $147,555 in the third quarter. The increase in stock-based compensation expense was primarily related to the stock options granted to non-employees and the increase of share price of the Company during the quarter.

During the quarter ended December 31, 2005, the Company completed its obligations under the First Option and vested in its 50% interest in, and acquired control of, Highland. Consequently, Highland is consolidated in these financial statements effective December 15, 2005.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
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1.11            Proposed Transactions

On April 13, 2006 the Company entered into a merger agreement with major holders of Great China Mining shares, representing approximately 67% of Great China Mining shares, on a ratio of 8.7843 Great China Mining shares for each Continental share. The merger is subject to a number of conditions, including execution of definitive merger documentation, as well as shareholders’ and regulatory approvals. It is expected to complete during the second quarter of 2006. If the merger is completed, the Company would issue 36 million shares for 100% shares of Great China Mining. If for any reason the corporate merger can not complete, those Great China Mining shareholders will exchange their shares on the agreed ratio in a series of private transactions, thus assuring the Company of majority control of Great China Mining, subject only to TSX Venture Exchange acceptance.

Upon the completion of the merger, the Company will also be acquiring interests in the three other properties, totaling 109 square kilometers, which surround the Xietongmen Property (the “Area of Interest Properties”) by issuing 1.5 million shares to a related party of Great China Mining. This transaction would result in the property holdings of the Company increasing from 12 to 121 square kilometers.

1.12            Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13            Changes in Accounting Policies including Initial Adoption

Variable interest entities

Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15") on a prospective basis. AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”). An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both. The adoption of this new standard had no effect on the interim consolidated financial statements as the Company does not have any VIE’s.

1.14            Financial Instruments and Other Instruments

None.

1.15            Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1        Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented in the Consolidated Schedule of Mineral Property Interests.

CONTINENTAL MINERALS CORPORATION
YEAR ENDED DECEMBER 31, 2005
MANAGEMENT'S DISCUSSION AND ANALYSIS
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(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses; and

The required disclosure is presented in the Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.2        Disclosure of Outstanding Share Data

The following details the share capital structure as at April 21, 2006, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				50,773,185

Share purchase options	November 29, 2006	$ 1.10	326,600
	November 29, 2006	$ 1.33	231,667
	November 29, 2007	$ 1.20	260,000
	September 28, 2007	$ 1.70	900,000
	December 14, 2007	$ 1.50	15,000
	February 28, 2008	$ 1.61	40,000
	February 27, 2009	$ 1.61	50,000
	November 31, 2009	$ 1.61	250,000
	February 28, 2011	$ 1.61	700,000	2,773,267

Warrants	July 12, 2006	$ 1.05	2,294,000	2,294,000

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916